A.B. KORELIN & ASSOCIATES INC.

17404 163rd Place SE

Phone:  206-219-3820

Renton, Washington  98058

Fax:      206-232-1196

May 24, 2007

Mr. John Cannarella

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549-7010

RE:

Jet Gold’s Annual Report on Form 20-F

File No. 000-51212

Dear Mr. Cannarella;

In response to your comment letter dated March 22, 2007, the Company has filed an amendment to its 20-F annual report. This amendment contains a revised audit report which references the auditing standards of the PCAOB.

In regards to the audit report issued by G. Ross McDonald for the year ended August 31, 2004, Jet Gold was not a reporting issuer in the United States during that period. Jet Gold filed its initial 20-FR12G Registration Statement on March 22, 2005. Because Mr. McDonald did not wish to register with the PCAOB, he decided to merge his practice with a PCAOB registered firm in order to provide his clients with the required registration for United States Issuers. As discussed in Jet Gold’s 20-F Annual Report, Mr. McDonald merged his practice with Smythe Ratcliffe which became Jet’s successor auditor.

I have previously discussed this issue with Mr. Barry Stem of the Commission. Because foreign private issuers often do not consider registering in the United States during the earliest of the 3 years of financial statements required for its initial 20-F registration statement, he stated that is unreasonable to require each of those years to be audited by a PCAOB registered accounting firm. Instead, we have been instructed that it is permitted to file initial 20-F Registration Statements where only the most recent year was audited by a PCAOB registered firm. In the case of Jet Gold, non-US auditors were only required to be PCAOB registered beginning in 2004. We actually delayed the initial filing of Jet Gold’s initial 20-F Registration Statement until such time as Mr. McDonald was able to complete his merger with PCAOB registered Smythe Ratcliffe and meet Commission’s requirements. Mr. McDonald and Smythe Ratcliffe completed their merger on February 1, 2005, and we filed Jet Gold’s initial 20-F Registration Statement on March 22, 2005. Therefore, we believe Jet Gold’s 2004 audit report meets the requirements for filing in effect at that time as conveyed to us by the Commission.

If you have any additional comments in regards to our filings, please contact me at the numbers above, or Mr. Robert Card, President, or Blaine Bailey, Chief Financial Officer, at Jet Gold by telephone at (604) 687-7828 or by fax at (604) 687-7848.

Sincerely,

/s/   Steven Taylor

Steven Taylor

A.B. Korelin & Associates